FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

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Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Date: April 29, 2003	By:	/s/ Richard Wei
	Name:	Richard Wei
	Title:	Chief Financial Officer

ASE TEST LIMITED	April 28, 2003

FOR IMMEDIATE RELEASE

Contact: Richard C. Wei, Chief Financial Officer
Tel. (US) +1-510-687-2531 (Taiwan) ±886-2-8780-5489	email:	richard wei@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited First Quarter Results for the
Period Ended March 31, 2003

Taipei, Taiwan, April 28, 2003 -- ASE Test Limited (Nasdaq : ASTSF), the world’s largest independent provider of semiconductor test services, today announced a first quarter diluted net loss of $0.13 per share under accounting principles generally accepted in the United States (US GAAP), compared with a net loss of $0.14 per share in the year ago period and $0.43 per share in the fourth quarter of 2002. Under accounting principles generally accepted in the Republic of China (ROC GAAP), ASE Test Limited reported a diluted first quarter loss of $0.15 per share, compared with a net loss of $0.15 per share in the year ago period (1Q02) and $0.46 per share in the fourth quarter of 2002 (4Q02). The first quarter net loss amounted to $12.6 million under US GAAP and $14.5 million under ROC GAAP.

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on ROC GAAP.)

1Q03 Results:
Revenues
Net revenues for the quarter totaled $71.2 million, up 3% from 1Q02 and down 5% from 4Q02. Test revenues accounted for 72% of total revenues during the quarter; assembly revenues made up the remaining 28%. (The terms “assembly revenues” and “packaging revenues” are used interchangeably in this press release.)

Test revenues, at $51.5 million, grew 4% from 1Q02 but fell 8% from 4Q02 (see table below). Compared with 4Q02, volume (in units of time) in the test business fell by mid-single digit percentage while average selling price (ASP) per unit of time declined slightly.

Test Revenue Breakdown	Revenue Change from 4Q02	Percent of Test Revenues
Final Test–Logic	-5%	73%
Wafer Sort & Other	-17%	15%
Engineering	-1%	8%
Final Test–Memory	-45%	2%
Hardware	16	2%
Total Test	-8%	100%

Assembly revenues, at $19.8 million, increased 1% from 1Q02 and 2% from 4Q02. The sequential growth was driven by a 3% increase in total pin count and a 1% decline in average revenue per pin. Assembly revenue breakdown by package type is as follows:

Assembly Revenue Breakdown	Revenue Change from 4Q02	Percent of Assembly Revenues
PDIP	0%	24%
BGA	24%	25%
QFP/MQFP/PQFP	-15%	19%
TQFP/LQFP	2%	16%
PLCC	6%	12%
SOP/SOJ/SSOP&TSOP/Other	-1%	4%
Total Assembly	2%	100%

The Company’s top customers in 1Q03 included Agilent Technologies, Altera, ATI Technologies, Atmel, Conexant, ESS Technology, Genesis Microchip, Lattice Semiconductor, Legerity, LSI Logic, Marvell, Motorola, Qualcomm, Silicon Integrated Systems, and VIA Technologies. Revenues from the Company’s top five customers accounted for 33% of total revenues in 1Q03, and no single customer accounted for over 10% of revenues.

The following is the Company’s estimated end market composition:

	2Q02	3Q02	4Q02	1Q03
Computers	30%	33%	34%	33%
Communications	33%	31%	3%	33%
Consumer & Automotive	28%	26%	25%	26%
Industrial	6%	6%	5%	5%
Other	3%	4%	5%	3%

Expenses
Cost of revenues (COR) in 1Q03 totaled $64.4 million, down 3% from 1Q02 and down 8% from 4Q02. Lower depreciation expense was the primary reason for the year-over-year decrease. Sequentially, reductions in most expense categories contributed towards the decline in COR. The depreciation component ($31 million) of COR represented 43.4% of revenues in 1Q03, compared with 49.1% of revenues in 1Q02 and 45.4% in 4Q02.

Gross margin for the quarter was 9.6%, up from 3.9% in the year ago quarter and 7.2% in 4Q02. By segment, gross margin for the test business was in the low teens percentage, an improvement from the low-single-digit range in 1Q02 and high-single-digit range in 4Q02. For the assembly business, gross margin was in the low-single-digit range, compared with mid-single-digit range in 1Q02 and low-single-digit range in 4Q02.

Operating expenses (R&D and SG&A expenses) in 1Q03 grew 6% from the year-ago period and contracted 69% from 4Q02. The sharp sequential decline was the result of a $35.2 million impairment charge taken in 4Q02. Excluding the asset impairment charge, operating expenses were flat sequentially. Company-wide headcount at the end of 1Q03 increased 2% compared with 4Q02.

Operating margin was negative 12.8%, compared with negative 17.9% in 1Q02 and negative 60.5% in 4Q02 (negative 13.6% excluding asset impairment charge).

Net non-operating expenses totaled $5.9 million in 1Q03, compared with non-operating expenses of $6.0 million in 1Q02 and $2.0 million in 4Q02. Investment loss, arising from the Company’s equity ownership in affiliated companies, totaled $2.0 million in 1Q03 compared with a loss of $3.5 million in 1Q02 and income of $1.9 million in 4Q02.

Earnings
Net loss under US GAAP was $12.6 million in 1Q03, compared with a net loss of $13.9 million in the year-ago period and a net loss of $43.0 million in 4Q02. The net loss under ROC GAAP was $14.5 million, versus a net loss of $15.1 million in the year-ago period and a net loss of $45.6 million in 4Q02. The ROC GAAP to US GAAP reconciliation difference primarily relates to a positive adjustment of $2.6 million related to goodwill amortization and negative adjustments of $0.6 million for stock and cash compensation and $0.1 million for depreciation.

Diluted EPS in 1Q03 under US GAAP was a loss of $0.13, versus a loss of $0.14 a year ago and a loss of $0.43 in 4Q02. Diluted EPS under ROC GAAP amounted to a loss of $0.15, compared with a loss of $0.15 in 1Q02 and a loss of $0.46 in 4Q02.

Balance Sheet
At the end of the quarter, the Company had $85 million in cash and short-term investments and $145 million in unused lines of credit. Total debt was $277 million and comprised of $28 million in short-term debt and $249 million in long-term debt and convertible bonds. The Company’s current ratio at the end of 1Q03 was 1.60, and its debt-to-equity ratio was 0.53. Interest coverage was 5.9 times. The Company’s debt maturity, as of the end of 1Q03, was as follows:

Amount ($ million)
Within the current year	28
During the second year	223
During the third year	16
During the fourth year	9
During the fifth year and thereafter	1

Capital Expenditures
In 1Q03, the Company spent $31 million on fixed assets, with $26 million on test equipment, $2 million on assembly equipment, and $3 million on buildings and other infrastructure projects. At the end of the quarter, the Company had 692 testers and 397 wirebonders installed.

Business Outlook:
Based on current customer forecasts, the Company presently expects its second quarter 2003 revenues to grow by 10%-15% compared with the first quarter. The Company estimates its gross margin should improve from 9.6% in 1Q03 to mid-teens percentage in 2Q03.

Non-Operating Items and US GAAP Adjustments
Given the improvement in business outlook, the Company expects the same factors to affect the affiliated companies in which it holds equity interests. Its investment income in 2Q03 should therefore be positive.

Under ROC GAAP, the Company will continue to amortize its goodwill and, as such, a positive adjustment of approximately $2.6 million is expected in its 2Q03 US GAAP financial statement. Additionally, the Company believes that it will accrue stock bonus related compensation expense of $1 million under US GAAP in 2Q03.

Capital Expenditures
The Company’s projected capital spending for the year remains at approximately $150 million. This level of spending will be adjusted based on actual business conditions.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Mar. 31, 2002	For the Three Months Ended Dec. 31, 2002	For the Three Months Ended Mar. 31, 2003
ROC GAAP:
Net revenues	$68,970	$75,167	$71,217
Cost of revenues	66,273	69,717	64,390
Gross profit	2,697	5,450	6,827
Operating expense
R&D	3,964	4,504	4,677
SG&A	11,102	11,189	11,269
Impairment of assets	0	35,207	0
Subtotal	15,066	50,900	15,946
Operating income/(loss)	(12,369)	(45,450)	(9,119)
Non-operating expense(income)
Interest income	(651)	(364)	(173)
Interest expense	4,400	4,311	4,388
Others	2,215	(1,996)	1,720
Subtotal	5,964	1,951	5,935
Income/(loss) before tax and minority interest	(18,333)	(47,401)	(15,054)
Income tax expense/ (benefit)	(3,281)	(1,764)	(565)
Minority interest	0	0	0
Net income/(loss (ROC GAAP)	(15,052)	$(45,637)	(14,489)
Net income/(loss (US GAAP)	(13,882)	$(43,012)	(12,633)
Diluted EPS (ROC GAAP)	$(0.15)	$(0.46)	$(0.15)
Diluted EPS (US GAAP)	$(0.14)	$(0.43)	$(0.13)
Margin Analysis:
Gross margin	3.9%	7.2%	9.6%
Operating margin	-17.9%	-60.5%	-12.8%
Net margin (ROC GAAP)	-21.8%	-60.7%	-20.3%
Net margin (US GAAP)	-20.1%	-57.2%	-17,7%
Additional Data:
Testing revenue	$49,467	$55,745	$51,455
Assembly revenue	19,503	19,422	19,762
Shares outstanding	98,314,357	99,067,790	99,067,790
Shares used in diluted EPS calculation	97,464,837	99,067,790	99,067,790

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

For the Three Months Ended Mar. 31, 2003
Cash Flows From Operating Activities
Net income (loss)	$(14,489)
Adjustments
Depreciation and amortization	34,506
Accrued interest on convertible bonds	3,606
Investment loss (income) under equity method	2,014
Other	(654)
Changes in operating assets and liabilities	7,980
Net Cash Provided by Operating Activities	32,963
Cash Flows From Investing Activities
Acquisition of properties	(19,339)
Proceeds from sale of properties	3,553
Increase in other assets	(2,928)
Net Cash Used in Investing Activities	(18,714)
Cash Flows From Financing Activities
Increase (Decrease) in short-term borrowings	(37,582)
Increase in long-term debts	5,782
Repayments of long-term debts & capital lease obligations	(18,881)
Net Cash Provided by (Used in) Financing Activities	(50,681)
Translation Adjustments	67
Net decrease in Cash and Cash Equivalents	(36,365)
Cash and Cash Equivalents, Beginning of Year	118,828
Cash and Cash Equivalents, End of Year	82,463
Interest paid	1,079
Income tax paid	1,840
Cash paid for acquisitions of properties
Purchase price	32,437
Increase in payable	(13,098)
19,339

ASE Test Limited
Consolidated Balance Sheet
 As of March 31, 2003
(US$ thousands)
(unaudited)

Cash and cash equivalents	$82,463	Short-term borrowings	$6,418
Short-term investments	2,500	Accounts payable	19,378
Accounts receivable	55,893	Payable for fixed assets	40,202
Inventories	12,734	Current portion of LT debt	22,040
Other current assets	10,050	Other current liabilities	14,420
Total current assets	163,640	Total current liabilities	102,458

		Long-term debt	45,884
Long-term investments	90,068	Convertible bonds	202,579
Net fixed assets	525,183	Other liabilities	3,900
Consolidated debits	69,796	Total liabilities	354,821
Other assets	29,031	Shareholders’ equity	522,897
Total assets	$877,718	Total liabilities & shareholders’	$877,718
equity

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2002.